August 25, 2006

Securities and Exchange Commission
100 F Street, North East
Washington, DC 20549

Re:	Middle Kingdom Alliance Corporation
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-133475
Filed on July 7, 2006

Ladies and Gentlemen:

On behalf of Middle Kingdom Alliance Corporation, a Delaware corporation (the “Company”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 to the Registration Statement on Form S-1 for the Company (the “Amended S-1”), including exhibits.

The Amended Form S-1 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. David A. Rapaport, dated August 14, 2006. For your convenience, we have repeated each comment prior to the response in italics. All references to page numbers in our discussion below each heading are to the pages in the Amended S-1. The references to page numbers in the headings are to Amendment No. 1 to the Registration Statement on Form S-1.

General

1.  We note the description of High Capital Funding, LLC, the majority owner of the company, as a “private investment fund.” Please state whether the fund is an investment company, as defined under the Investment Company Act of 1940, and, if so, whether it comes within an exception to the definition or is otherwise exempt from regulation under the 1940 Act. Further, provide an analysis of whether the fund’s ownership of the company creates any issue under the 1940 Act.

Securities and Exchange Commission
August 25, 2006

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High Capital Funding, LLC, a Delaware Limited Liability Company (HCF), is a private investment fund operating since January 1, 1996, as the successor in interest to Generation Capital Associates, a New York Limited Partnership, which was formed in January 1983.

Since 1983 HCF and its predecessor have relied on the exemption provided by Section 3(c)(1) from registration under the 1940 Act. At the present time, HCF has eighty-five beneficial owners, all of whom are individuals or family controlled entities. If you considered Middle Kingdom Alliance Corp. (MKAC) to be an “investment company”, as defined under the 1940 Act, then MKAC’s seven shareholders would be aggregated with HCF’s members for purposes of the 100 person limitation under Section 3(c)(1), which would bring the total number of HCF members to 92.

At June 30, 2006, HCF had total assets of approximately $28,000,000. Accordingly, HCF’s total investment in (MKAC) of $445,163, including the investments of Mr. Rapaport and Mr. Brasch (affiliates of HCF) of $16,683 and $6,545, respectively, represents less than 2% of HCF’s total assets. In addition, at the effective date of the MKAC IPO, HCF, Rapaport and Brasch will own less than 10% of MKAC’s issued and outstanding securities.

Based on the above, we do not believe that HCF’s ownership interest in MKAC creates any issues under the 1940 Act.

Registration Statement Cover Page

2.  We note the statement in the fee calculation table in footnote (5) that, “there are also being registered such indeterminable additional securities as may be issued as a result of the anti-dilution provisions contained in the Class A and Class B Warrants.” Please note that Rule 416 covers the number of additional shares of common stock issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

The fee table in the Amended S-1 has been amended to clarify that the anti-dilution referenced relates to stock splits, stock dividends or similar transactions.

Prospectus Summary, page 1

3.  In an appropriate place, provide a discussion as to the significance of completing a business combination with a valuation “of less than six times the target business’s net income after tax during the 12 months prior to its most recent audited financial statements.” We may have further comment.

The Company has added disclosure on page 1 of the prospectus regarding the significance of the valuation focus the Company intends to utilize.

4.  We note the disclosure throughout the prospectus that the company will proceed with the initial business combination only if two conditions are met, including the condition that public stockholders owning less than 20% of the shares in this offering both vote against the business combination and exercise their conversion rights. Please explain whether the 20% threshold could be lowered by the company after the offering is effective and prior to the vote regarding the initial business combination.

Securities and Exchange Commission
August 25, 2006

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The Company has added a paragraph on page 2 of the Amended S-1 explaining the Company’s position on the restriction on its ability to lower the 20% threshold after the offering is effective and prior to the vote regarding the initial business combination.

5.  In discussing the liquidation process in the event that no business combination is completed on page seven, add disclosure consistent with that located on page 38 to clarify that, pursuant to applicable Delaware law, no distribution will be made to any stockholders prior to payment or provision made to satisfy all creditors of the company and any and all costs, expenses, debts and liabilities thereof. In addition, add disclosure to discuss what alternatives are available to the company in the event that sufficient amounts of assets outside of the trust are not available to make such payments. Similar disclosure should be made elsewhere in the prospectus as appropriate.

The Company has added disclosure to the “Prospectus Summary - The Offering - Liquidation if no business combination” section as requested.

Liquidation if no business combination, page 7

6.  Please revise the second paragraph to eliminate duplicative disclosures.

The second and third paragraphs in the referenced section have been amended to eliminate duplicative disclosures.

7.  We note the disclosure on page nine that, “We will pay the costs associated with our dissolution and liquidation of the trust account from our remaining assets outside the trust account,” but “. . . we cannot assure you that there will be sufficient funds for such purpose.” To the extent that the company’s liabilities and obligations exceed the amount of funds not held in trust, disclose here and elsewhere, as appropriate, how the company intends to pay such liabilities and obligations and describe the impact that such payments may have on the pro rata distribution to stockholders. In addition, to the extent that stockholders do not approve a dissolution, please discuss here and elsewhere, as appropriate, the possible application of the Investment Company Act to the company.

The Company has added disclosure to this section stating that if the Company does not have sufficient assets to fund a dissolution, it will be required to utilize the interest earned on the trust account not distributed to the Company for operations.

We do not believe that the Investment Company Act would apply to the Company regardless of whether the stockholders do not approve a dissolution. The Company has stated that the proceeds held in trust may only be invested by the trust agent in “government securities” as that term is defined in the Investment Company Act. By restricting the investment of the proceeds to these instruments, the Company intends to meet the requirements for the exemption provided in Rule 3a-1 promulgated under the Investment Company Act.

Securities and Exchange Commission
August 25, 2006

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Use of Proceeds, page 26

8.  Please include, in appropriate sections throughout the document, an estimate of the expenses associated with dissolution of the company, if it should become necessary.

The Company has added an additional paragraph in the “Use of Proceeds” section and in the “Business - Distribution of trust fund to stockholders if no business combination” section of the prospectus with the requested disclosure.

9.  In the last full paragraph on page 26, please add disclosure indicating how the funds held in the trust will be invested.

The Company has added the requested disclosure.

Risk Factors, page 10

10.  Please modify the caption of the sixth risk factor, as it is uncertain that the Class B common stockholders “will receive” $8.08 per share in the event of a dissolution and liquidation. In addition, wherever this disclosure is provided (including, but not limited to, the prospectus cover page, risk factor number three, the last paragraph on page 26, the discussion of conversion rights on page 36, the penultimate paragraph on page 54, etc.), additional balancing disclosure should be provided to clarify that, in addition to being net of taxes, the pro rata distribution amount of $8.08 is also net of any payments or provisions for payment relating to the costs, expenses, debts and/or liabilities associated with the company and its dissolution.

As discussed in our response to Comment 7, the Company has amended each of sections referenced to state that if the Company’s assets are not sufficient to pay for the costs associated with a dissolution and liquidation, it will pay the costs from the interest earned on the trust account not distributed to it for operations, which will reduce the amounts available to our Class B and common stockholders.

The Company does not believe that the risk Class B common stockholder will receive less than $8.08 per share is material due to the likelihood of such an event occurring. On liquidation, the $8.08 per share would only be reduced if the costs associated with dissolution exceeded (a) the amounts held by the Company not included in the trust account and (b) all of the interest earned on the trust account that was not made available to the Company for operations. Using a modest rate of return, the Company estimates that even assuming the Company did not retain any funds it received from the trust account, the interest earned on the trust account that was not made available to the Company for operations would represent significantly more funds than its current estimate of the costs and expenses associated with the dissolution of $125,000. For example, if the trust account earned interest at the rate of 4.25% per annum, the after-tax amount that would remain in the trust account would be approximately $650,000.

11.  We note the revision to risk factor fifteen. We reissue in part comment 25 of our previous letter of May 23, 2006. Please revise to identify specifically any officers and/or directors that may remain with the company following a business combination. Also discuss the potential conflicts of interest in the negotiation of a business combination, including the negotiation of employment agreements and consulting agreements as part of the transaction. Finally, please discuss the evaluation of management of a target business in a separate risk factor. We have further comments in the Conflicts of Interest section.

Securities and Exchange Commission
August 25, 2006

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The Company has made the requested changes to risk factor fifteen and has deleted the discussion regarding the evaluation of management of a target business.

12.  Please either revise the caption to risk factor sixteen to include the potential failure of the company’s management to devote sufficient time to finding a target business or create a separate risk factor.

The Company has revised risk factor sixteen.

13.  The twentieth risk factor on page 17 refers to the company’s “belief as to the capital required to facilitate a combination with one or more viable target businesses with sufficient scale to operate as a stand-alone public entity in the PRC.” Please disclose both the basis for the company’s belief and how management assessed the amount of funds necessary for a target company to have “sufficient scale to operate as a stand-alone public entity in the PRC.” As part of the discussion, please explain your use of the term “stand-alone.” Does it designate, for example, a company that is not part of a holding-company system? Also explain the reference to a “public entity in the PRC.”

The Company has deleted the phrase “target businesses with sufficient scale to operate as a stand-alone public entity in the PRC” and replaced it with “target businesses with sufficient scale to have the organizational and financial infrastructure to operate as a public company, subject to the reporting requirements of the Exchange Act, without such burdens materially adversely affecting the corporation’s profitability.”

14.  Please state in the twenty-second risk factor whether the company’s insiders have agreed to lend to the company the funds necessary to complete a business combination, and whether the company has explored the availability of loans from other parties.

The Company has made the requested disclosure, which is that the insiders have not agreed to lend the company the funds necessary to complete a business combination. The Company also added disclosure regarding it obtaining a commitment for a line of credit from a bank.

15.  In the thirty-fourth risk factor, please identify the affiliated businesses that may be considered for a possible business combination. Disclose whether your officers, directors or existing shareholders are aware of any business opportunities, even if the company has not taken any action to further such an opportunity. Please explain the circumstances that may result in the company’s considering an affiliated business: for example, will an affiliate be considered in the initial search, or only after other searches have not produced a potential target business? Finally, revise to clarify that a combination with an affiliated business could result in conflicts of interest. The current disclosure indicates that it may only create the appearance of a potential conflict of interest. Add similar disclosure elsewhere, as appropriate.

Securities and Exchange Commission
August 25, 2006

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The Company has added disclosure to state that its officers, directors, and existing stockholders are not currently aware of any target businesses. The Company has disclosed that it does not have any specific policy on the consideration of affiliated target businesses. The Company has also made the requested change to the conflict of interest language.

16.  In addition, discuss whether the company may acquire an entity that is either a portfolio company of, or has otherwise received a financial investment from, either High Capital Funding, LLC or an affiliate of the fund. If so, describe the criteria, if any, other than a fairness opinion, that the company will use to ensure that the transaction is carried out on an arm’s-length basis; and add similar disclosure elsewhere, as appropriate.

The Company has been advised by High Capital Funding, LLC that it does not presently have any investments in companies that would be suitable candidates for the completion of a business combination.

17.  Please add a risk factor clarifying that failure to maintain a current prospectus relating to the common stock underlying the warrants may deprive the warrants of any value and may limit the market for the warrants. Also provide a risk factor to address the fact that the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable.

The Company has added a new risk factor on page 21-22 of the Amended S-1 to address the referenced risk in the first sentence of your comment. The Company has revised the Warrant Agreements to provide that the Company may not redeem the warrants during any period that a current prospectus is not available.

18.  Please add a risk factor to contrast the unconditional exercise right of private placement warrant holders to the right of public offering warrant holders to exercise their warrants conditioned upon the existence of an effective registration statement.

The Company has disclosed the varying rights of the private placement warrant holders in the first new risk factor discussed in Comment 17.

Use of Proceeds, page 26,

19.  On page 27, please explain how you determined that the company would have sufficient available funds, including the $1 million from interest on the trust, to maintain the company for up to 24 months, if no business combination is consummated during that time.

The Company has added the requested disclosure on page 27 of the Amended S-1.

Securities and Exchange Commission
August 25, 2006

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

20.  In an appropriate place, add disclosure to address the significance to the process of determining a suitable business combination target of the use of companies with a market capitalization of between $25 million and $151 million and located within 28 industry sectors in determining volatility for purposes of valuing the purchase option warrants. We may have further comment.

The Company has added the requested disclosure on page 31 of the Amended S-1.

Distribution of trust fund to stockholders if no business combination, page 37

21.  In the last paragraph on pages 38-39, provide discussion to provide the basis for the statement that the company believes that “all” vendors and acquisition targets will execute waiver agreements. Additionally, discuss the possibility that such waivers may be deemed to be unenforceable by operation of law. Finally, it does not appear that any officer, director or initial stockholder of the company will provide any form of indemnification against payment of any such cost, expense, liability or debt out of the trust. If this is the case, provide affirmative statements to such effect where appropriate.

The Company has deleted the term “all” in the disclosure. The Company has amended the disclosure to discuss the enforceability of the waivers, and has added disclosure regarding indemnification against payments from the trust account. Similar disclosure has been added elsewhere in the prospectus where appropriate.

22.  In the following paragraph, discuss what the company intends to do in the event that there are inadequate funds outside of the trust to pay for the cost of liquidation and dissolution.

The Company has amended the referenced paragraph to add the requested disclosure.

Management, page 47

23.  In the disclosure regarding Mr. Rapaport on page 49, identify the “several public companies” for which he provided services.

The companies are already listed in Mr. Rapaport’s biography. The Company has amended the first sentence of the biography to direct readers accordingly.

24.  The staff notes that a substantial majority of the officers/directors of the company discloses a significant level of experience in the investment banking and merger & acquisition consulting businesses focusing on transactions involving companies in the PRC. In each case, a substantial part of such experience is derived from such individual’s existing and ongoing involvement in such firms. In light of the ongoing nature of the involvement of the officers/directors with such firms, and the company’s stated intent to focus on acquisition candidates in the PRC, please provide the following disclosure: (i) for each of the officers/directors of the company, provide a listing of each entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; (iii) in light of the fact that each officer/director is looking at the same companies with respect to both the company and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus; and (iv) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied. We may have further comment.

Securities and Exchange Commission
August 25, 2006

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On the page 1 of the prospectus and in the section entitled “Completing a Business Combination - We have not identified a target business or target industry” the Company has indicated that none of its contacts have introduced, identified, selected, or chosen any potential target businesses to or for the Company. In addition, the Company states that there has been no due diligence, discussions, negotiations and/or other similar activities undertaken, directly or indirectly, by it, its affiliates or representatives, or by any third party, with respect to a business combination transaction.

We supplementally advise the Staff that the Company instituted a written policy in May 2006 for its officers and directors not to engage their contacts in any substantive discussions or activities with entities which may be considered as potential targets. Given the non-substantive nature of any contacts, the Company does not feel that it would be material to prospective investors to have the information requested in Comment 24 set out in the prospectus. A copy of the May 2006 internal policy has been attached as an appendix to this letter.

Conflicts of Interest, page 51

25.  The prospectus states that “[o]ur key personnel may choose to remain with the company after the business combination.” The fifteenth risk factor on page 16 speaks, however, of “some of our key personnel,” and “any of our key personnel.” Please reconcile the apparent discrepancy. It further appears that the reference in both discussions to “her” arrangement is misplaced, as there are no officers or directors who are women.

The Company has deleted the term “key personnel” and replaced it with “officers and directors” throughout the prospectus, as the terms are interchangeable. The term “her” has also been deleted.

26.  The prospectus states on page 51 that each officer and inside director of the company has agreed, until the occurrence of certain specified events, to present to the company for its consideration, prior to presentation to any other entity, every suitable business opportunity. We note that risk factor eighteen on page 17, which discusses such a potential conflict of interest, does not include this information. Please address the inconsistency.

We note that the second paragraph of the risk factor referenced already includes the requested information.

Advisory Counsel, page 52

27.  To the extent that the company has identified any proposed members of the advisory council, such individuals should be identified. In addition, in light of the substantial experience of management in locating business combination opportunities in the PRC, discuss the need for an advisory board to perform similar functions.

The Company advises the Staff that no members of the advisory council have been identified. The Company advises the Staff that the purpose behind the advisory council is to assist our management in identifying appropriate target businesses or in completing a business combination. Although the Company believes its management is highly capable, if additional individuals are identified that could provide the Company with new expertise, the Company would consider such individuals for the advisory council.

Securities and Exchange Commission
August 25, 2006

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Warrant Solicitation Fee, page 63

28.  Discuss the applicability, if any, of Regulation M of the Securities Exchange Act of 1934, as amended, to the underwriters’ solicitation activities.

Pursuant to the discussion with members of the Staff and Cavas Pavri, we understand that the Staff would like the Company to disclose that the warrant solicitation fee complies with the Rule 2710(f)(K) of the NASD Manual. This disclosure is set forth on page 63 of the Amended S-1 in the bullet points under the heading “Warrant Solicitation Fee.”

Financial Statements General

29.  Given that the offer and sale of the warrants and underlying securities are included in the units that are being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears that the company will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 1418 of EITF 00-19, you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that, if the contract allows the company to net-share or physically settle the contract only by delivery of registered shares, it is assumed the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and if the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. It appears you are currently assuming that the warrants will be classified as equity upon issuance, based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and other information elsewhere in the document, as necessary, to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement, given the requirement to mark the warrants to fair value each period.

Securities and Exchange Commission
August 25, 2006

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The Company will account for the warrants included in the units that are being registered as equity upon issuance and not as liabilities, marked to fair market value. The warrants cannot be net cash settled and can only be exercised with a cash payment by the holder in “US cash” at the strike price of the warrant or, at the sole discretion of the Board of Directors, on a “cashless basis”. This is evidenced by paragraph 3.3 “Exercise of Warrants” as well as paragraph 7.4 in both the Class A and Class B Warrant Agreements (the “Agreements”). In paragraph 7.4 of the Agreements, it also states that “In no event will the registered holder of the Warrant be entitled to receive a net-cash settlement in lieu of physical settlement shares of common stock, regardless of whether the Common Stock underlying the Warrants is registered pursuant to an effective registration statement.”

The Company has also included additional disclosure in the financial statements notes relative the exercise of the warrants.

Other Regulatory

30.  Your attention is directed to Rule 3-12(g) of Regulation S-X and the need for updated financial statements. Also, please provide a currently dated consent with any amendment to the registration statement.

The Amended S-1 includes updated financial statements and a currently dated consent from the Company’s independent registered public accounting firm.

Sincerely,

COZEN O'CONNOR

cc:	David A. Rapaport, Esquire, General Counsel, Middle Kingdom Alliance Corporation

Securities and Exchange Commission
August 25, 2006

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Appendix A